CIBT EDUCATION GROUP INC. International Head Office: Suite 1200, 777 West Broadway Vancouver, BC V5Z 4J7 Tel: 604.871.9909 Fax: 604.871.9919 Email: info@cibt.net Web: www.cibt.net

CIBT Applies to Extend Warrants

January 29, 2009 CNW Group: CIBT Education Group Inc. (“CIBT”) (NYSE Alternext & TSXV symbol: MBA) reports that, subject to receipt of TSX Venture Exchange acceptance, it will extend the exercise period of warrants for the purchase of 2,948,330 common shares to February 13, 2010.  The exercise price will remain $0.80 per share.

CIBT Education Group Inc.

“Toby Chu”

Toby Chu
Vice-Chairman, President and CEO

Investor Relations Contact: Ed Cheung N. America Toll Free: 1-888-865-0901 extension 318 * Email: info@cibt.net

The TSX Venture Exchange and the NYSE Alternext US have not reviewed and do not accept responsibility for the adequacy or accuracy of this news release. This news release shall not constitute an offer to sell or the solicitation of an offer to buy securities in any jurisdiction.